China Medicine Corporation

                                October 13, 2006

VIA EDGAR

Securities and Exchange Commission
Washington, DC 20549
Attention:    Michael E. McTiernan, Esq. Special Counsel
              David Roberts, Esq.

                         Re: China Medicine Corporation.
                             Registration Statement on Form SB-2
                             File No. 333-133283
                             -----------------------------------
Ladies and Gentlemen:

      Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Act"), China Medicine Corporation (the "Company") requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 3:00 p.m., Eastern Time, on Tuesday, October 17, 2006, or as soon thereafter as possible.

      We hereby acknowledge the following:

o that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                     Very truly yours,

                                     China Medicine Corporation

                                     By: /s/ Senshan Yang
                                         ----------------------------
                                         Senshan Yang
                                         Chief Executive Officer